FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  November 28 & 29, 2005

2.

Consolidated Financial Statements September 30, 2005

3.

Management Discussion & Analysis

4.

Certifications of Interim Filings during Transition Period

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)
Date: November 30, 2005	By: /s/ “Robert Gardner”
Name
Its: Director
(Title)

Trading Symbol TSX-VE: GGC

November 28, 2005

Genco Announces Bonanza Grades

In San Rafael Extension Drilling

James McDonald, P Geo., President of Genco Resources Ltd. (TSX-Venture Exchange GGC) announces the discovery of new mineralization along strike  of the San Rafael Zone at Genco’s La Guitarra Mine in Mexico.  Named San Rafael III the new mineralization was discovered as part of the drill program (announced in Genco’s August 3, 2005 news release) being carried out to test the extent of mineralization in the San Rafael Trend including previously discovered San Rafael II.   Discovery of San Rafael III confirms continuation of the repetitive nature of ore shoots and/or gold mineralization previously identified in La Guitarra Mine.

San Rafael II Zone

The San Rafael II Zone, situated approximately 240 meters southeast of the currently producing San Rafael high grade zone, was first identified using surface drilling during 2004 (see news release dated June 29, 2004) with the discovery hole, BDG 155 04 intersecting 2.2 meters (hole length) grading 733 grams per tonne (gpt) silver, 2.76 gpt gold and 4.99% zinc.  A total of three holes where drilled in San Rafael II to further test mineralization and assist in the planning of future exploration from underground to determine the size and continuity of the veins in the footwall and hangingwall. All three holes were successful in encountering mineralized veins.

The first hole, BDG 181 05, was drilled 125 meters up plunge from BDG 155 04 and encountered a 0.3 meter (hole length) interval from 87.75 to 88.05 meters grading 3,066 gpt silver and 5.29 gpt gold, unfortunately recovery was low (20%) and the hole was lost at 94 meters. A twin hole, BDG 181 A 05, was drilled and it encountered mineralization over the same interval followed by 30 meters of strong alteration with quartz veinlets and silicification. Recoveries across the interval containing the bonanza silver and gold values in 181 05 were poor (less than 4%) thus the grade and thickness of this interval is currently unknown.  A third hole, BDG 182 05, was drilled 80 meters directly up dip of BDG 155 04 and intersected two formal veins within a 40 meter hole width of strong argillic and silicic alteration.  The veins were encountered at 125.67 to 127.2 meters and at 157.6 to 158.45 meters and contained anomalous amounts of silver and gold.

Genco is currently drifting into the San Rafael II Zone on two levels located 60 meters apart vertically.  Genco intends to drive cross cuts from these ramps to allow for further exploration of the San Rafael II zone from underground.  It is expected that work on the first exploration cross cut will begin in late December.

San Rafael III Zone

Three holes were drilled from surface  approximately 490 meters from the San Rafael Zone and 250 meters from the San Rafael II Zone to further test the repetitive nature of ore shoots. These holes discovered the San Rafael III zone a new area of silver and gold mineralization. Drilling encountered a strong zone of argillic alteration, quartz veining and silicification across a hole width of approximately 35 meters (estimated true width is 30 meters).

Drill hole BDG 183 05 intersected a 1.3 meter drill length (estimated true intercept 1.1 meters) from 195.5 to 196.8 meters of 441 gpt silver and 50.12 gpt gold. The interval is averaged from the following results:

From (meters)	To (meters)	Hole Width (meters)	Gold (gpt)	Silver (gpt)
195.5	196.15	0.65	0.91	89
196.15	196.4	0.25	254.0	1420
196.4	196.8	0.4	2.67	415

Management feels this intercept is encouraging as some areas currently being mined in San Rafael are similar in character.

Two additional veins within the zone of alteration were intersected at 204.2 to 205.35 meters and at 208.2 to 210.8 meters drill depth.  Anomalous gold and silver were encountered in these intercepts with silver to 378 gpt across 0.4 meters and gold to 0.66 gpt across 0.5 meters.  A second 30 meter wide zone of strong alteration containing several quartz veins and anomalous values of silver and gold was encountered at drill depth from 300 to 330 meters.

Drill hole BDG 184 05 was drilled from the same site as BDG 183 05 and intersected the vein 50 meters down dip of BDG 183 05 where the vein although widening is carrying only anomalous values of silver and gold.  The alteration around this vein increased in width to about 40 meters.  A third hole was attempted to cut the vein down dip of BDG 184 05 but was abandoned in a fault zone.

San Rafael III represents exciting new mineralization with excellent potential for the discovery of high grade silver and gold reserves.

Elevation Map

Following is an elevation map showing the three San Raphael Zones.

Elevation 2,200m.
NIVEL AMELIA
TAILINGS
Mill and Office
OVERBURDEN
BASALT
Basalt Cover
Elevation 2,000m.
B.D.G. 183-05
50.12/441 (1.30 m)
B.D.G. 181-05
B.D.G. 182-05
SAN RAPHAEL III
Elevation 1,900m.
B.D.G. 184-05
Vein = 1.90m
SAN RAPHAEL
B.D.G. 155-04
2.76/733 (2.20 mts)
Veta= 2.20 mts
Elevation 1,800m.
SAN RAPHAEL II

EXPLICACION

FALLA	OBRA EN PROYECTO	MINERAL INDICADO CON B.D.D.
VETA	MINERAL PROBADO	B.D.D. REALIZADO
OBRA MINERA	MINERAL PROBABLE	PROYECTO DE B.D.D.

Escala Grafica

1 : 5,000 mts

0 100 200

Qualified Person

The foregoing disclosure, including results of Genco’s exploration programs, have been reviewed, verified (including sampling, analytical and test data) and compiled by Genco’s President, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

Quality Control & Assurance

Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.

The drill core is sawn in half with one half being prepped in the mine site lab which is then shipped to the Chemex Laboratories in Hermosillo, Mexico for preparation of pulps which are shipped to Vancouver, B.C. Canada for analysis by ICP with an AA finish for gold and silver. Over limit samples (>10 gpt gold and >100 gpt silver) are re analyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric finish or an acid digestion with an AA finish for silver. The other half of the core is retained for future assay verification.

Other QA/QC measures include the insertion of blanks, duplicates and reference materials. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values.

"James McDonald"

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Trading Symbol TSX-VE: GGC

GENCO ANNOUNCES THIRD QUARTER RESULTS

November 29, 2005 – Vancouver, B.C., Canada – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce the financial results for the period ended September 30, 2005. In 2004, Genco changed its fiscal year end from July 31 to December 31 and as a result for financial reporting purposes the comparative period is the period ended October 31, 2004.

Gross revenue for the quarter was $1,957,094 compared to $1,258,223 in the comparable quarter in 2004, an increase of 56%. Cost of production for the quarter was $1,240,267 with a resulting gross profit of $716,827 or 36% of revenue. After deductions for operating expenses and extraordinary items Genco recorded net income for the quarter of $220,716 compared to a loss of $72,262 for the quarter in 2004.

Gross revenue for the nine month period ended September 30, 2005 was $5,832,304 compared to $2,991,965 for the nine month period ended October 31, 2004, an increase of 95%. Net income for the nine month period was $882,464 compared to a loss of $988,552 for the nine month period in 2004.

Genco has improved its working capital position from a deficiency of $1,218,527 as at December 31, 2004 to positive working capital of $1,535,016 as at September 30, 2005, an improvement of $2,753,543.

Positive earnings in the past nine months have enabled Genco to invest in mine infrastructure, fixed assets and exploration work at its wholly owned La Guitarra Mine. Total assets on September 30, 2005 were $15,815,037, an increase of $3,271,566 over December 31, 2004 assets of $12,543,471.

Production for the quarter ended September 30, 2005 was 659,705 silver equivalent ounces using a 60.84 to 1.0 silver – gold ratio for equivalency calculations. A total of 33,357 tonnes of ore were processed on site with average grades of 304 grams per tonne silver and 6.22 grams per tonne gold. The foregoing geological disclosure has been reviewed and verified by Genco’s President, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

See attached balance sheet and income statement for more information. Full financial statements are available on sedar at http://www.sedar.com and on Genco’s website.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

GENCO RESOURCES LTD.

Consolidated Balance Sheet

For the Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)		(UNAUDITED)

	September 30,	December 31,
	2005	2004
	$	$
Assets
Current Assets
Cash	866,012	–
Accounts receivable	1,189,141	900,107
Inventory (Note 4)	471,409	242,216
Prepaid expenses & deposits	275,300	139,810
Future income taxes	364,950	-
	3,186,813	1,282,133

Mineral property interests (Note 5)	43,000	42,858
Other long term investment	5,380	5,427
	48,380	48,285
Capital Assets
Property, Plant and Equipment net (Note 7)	12,579,844	11,543,471

Total Assets	$ 15,815,037	$ 12,543,471

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	1,071,247	1,814,927
Accounts payable– related parties	–	84,733
Current portion of long-term debt (Note 9)	580,550	601,000
	1,651,797	2,500,660
Long-term Liabilities
Long-term debt (Note 9)	2,902,750	3,606,000
Asset retirement obligation (Note 10)	201,693	192,387
	3,104,443	3,798,387

Total Liabilities	4,756,240	6,299,047

Shareholders’ Equity
Share capital (Note 11)	16,179,022	12,247,113
Deficit, per Exhibit “B”	(5,120,225)	(6,002,689)
	11,058,797	6,244,424

	$ 15,815,037	$ 12,543,471

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)				(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended October 31,	Ended September 30,	Ended October 31,
	2005	2004	2005	2004
	$	$	$	$
Revenue	1,957,094	1,258,223	5,832,304	2,991,965
Cost of Sales	1,240,267	946,731	3,449,484	2,674,063
Gross Income	716,827	311,492	2,382,820	317,902

Operating expenses
Accounting and legal	13,273	20,765	102,242	86,172
Advertising and promotion	11,646	23	62,018	7,036
Amortization and accretion	232,998	63,049	388,521	185,234
Consulting fees	26,617	23,714	108,040	202,569
Foreign exchange	125,501	47,349	191,533	(38,822)
Insurance	1,715	39	12,585	8,468
Interest and bank charges	(14,280)	807	(10,968)	6,661
Management fees	96,000	90,000	288,000	257,350
Office and miscellaneous	43,456	10,908	128,339	79,467
Regulatory fees	1,978	5,017	17,834	21,870
Rent	15,815	21,015	47,392	38,845
Travel	34,097	26,172	211,278	112,276
Wages and benefits	42,798	42,990	135,205	195,815
Total operating expenses	631,614	351,848	1,682,019	1,162,941

Income (loss) before other	85,213	(40,356)	700,801	(845,039)

Other income and expenses
Gain on sale of property	-	-	-	255,000
Write down of investment	-	-	-	(160,416)
Future income tax	379,738	-	379,738	-
Other income	(3,712)	-	57,165	1,249
Stock compensation expense (Note 11)	(240,526)	(31,906)	(255,240)	(239,376)
Total other income and expense	135,500	(31,906)	181,663	(143,543)

Net Income (loss)	220,713	(72,262)	882,464	(988,582)
Deficit, begining	(5,340,938)	(5,749,355)	(6,002,689)	(4,833,035)
Deficit, ending, to Exhibit "A"	$ (5,120,225)	$ (5,821,617)	$(5,120,225)	$ (5,821,617)

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the  United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

GENCO RESOURCES LTD.

Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2005

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

For the Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)		(UNAUDITED)

	September 30,	December 31,
	2005	2004
	$	$
Assets
Current Assets
Cash	866,012	–
Accounts receivable	1,189,141	900,107
Inventory (Note 4)	471,409	242,216
Prepaid expenses & deposits	275,300	139,810
Future income taxes	364,950	-
	3,186,813	1,282,133

Mineral property interests (Note 5)	43,000	42,858
Other long term investment	5,380	5,427
	48,380	48,285
Capital Assets
Property, Plant and Equipment net (Note 7)	12,579,844	11,543,471

Total Assets	$ 15,815,037	$ 12,543,471

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	1,071,247	1,814,927
Accounts payable– related parties	–	84,733
Current portion of long-term debt (Note 9)	580,550	601,000
	1,651,797	2,500,660
Long-term Liabilities
Long-term debt (Note 9)	2,902,750	3,606,000
Asset retirement obligation (Note 10)	201,693	192,387
	3,104,443	3,798,387

Total Liabilities	4,756,240	6,299,047

Shareholders’ Equity
Share capital (Note 11)	16,179,022	12,247,113
Deficit, per Exhibit “B”	(5,120,225)	(6,002,689)
	11,058,797	6,244,424

	$ 15,815,037	$ 12,543,471

Approved by the Board of Directors:

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

The accompanying notes are an integral part of these financial statements.

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)				(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended October 31,	Ended September 30,	Ended October 31,
	2005	2004	2005	2004
	$	$	$	$
Revenue	1,957,094	1,258,223	5,832,304	2,991,965
Cost of Sales	1,240,267	946,731	3,449,484	2,674,063
Gross Income	716,827	311,492	2,382,820	317,902

Operating expenses
Accounting and legal	13,273	20,765	102,242	86,172
Advertising and promotion	11,646	23	62,018	7,036
Amortization and accretion	232,998	63,049	388,521	185,234
Consulting fees	26,617	23,714	108,040	202,569
Foreign exchange	125,501	47,349	191,533	(38,822)
Insurance	1,715	39	12,585	8,468
Interest and bank charges	(14,280)	807	(10,968)	6,661
Management fees	96,000	90,000	288,000	257,350
Office and miscellaneous	43,456	10,908	128,339	79,467
Regulatory fees	1,978	5,017	17,834	21,870
Rent	15,815	21,015	47,392	38,845
Travel	34,097	26,172	211,278	112,276
Wages and benefits	42,798	42,990	135,205	195,815
Total operating expenses	631,614	351,848	1,682,019	1,162,941

Income (loss) before other	85,213	(40,356)	700,801	(845,039)

Other income and expenses
Gain on sale of property	-	-	-	255,000
Write down of investment	-	-	-	(160,416)
Future income tax	379,738	-	379,738	-
Other income	(3,712)	-	57,165	1,249
Stock compensation expense (Note 11)	(240,526)	(31,906)	(255,240)	(239,376)
Total other income and expense	135,500	(31,906)	181,663	(143,543)

Net Income (loss)	220,713	(72,262)	882,464	(988,582)
Deficit, begining	(5,340,938)	(5,749,355)	(6,002,689)	(4,833,035)
Deficit, ending, to Exhibit "A"	$ (5,120,225)	$ (5,821,617)	$(5,120,225)	$ (5,821,617)

The accompanying notes are an integral part of these financial statements.

Exhibit “C”

GENCO RESOURCES LTD.

Statement of Cash Flows

For the Three and Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)			(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended October 31,	Ended September 30,	Ended October 31,
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	220,713	(72,262)	882,464	(988,582)
Amortization	232,998	63,049	388,521	185,234
Accretion expense	3,152	-	9,306	-
Gain on disposal of property	-	-	-	(255,000)
Stock compensation expense	240,526	31,906	255,240	239,376
Asset retirement obligation	-	-	-	-
Stock issuance	-	648,150	-	749,750
Write down of investment	-	-	-	160,416
Unrealized foreign exchange gain	-	20,612	-	(65,559)
Future income tax exepense	(379,738)	-	(379,738)	-
	317,651	691,455	1,155,793	25,635

Change in non-cash working capital	35,009	(833,753)	(1,467,342)	391,590

Cash used in (from) operations	352,660	(142,298)	(311,549)	417,225

Cash flows from investing activities
Deferred exploration &development costs	(211,119)	-	(1,258,469)	(1,719,035)
Mineral properties & other investments	(481,575)	-	(496,843)	(1,705)
Purchase of fixed assets	-	-	(142)	(125,026)
Other investments	310	13,845	47	13,845
	(692,384)	13,845	(1,755,407)	(1,831,921)
Cash flows from financing activities
Increase (decrease) in long-term debt	(723,700)	(623,600)	(723,700)	(623,600)
Shares issued for cash	107,671	772,600	3,676,670	2,005,935
	(616,029)	149,000	2,952,970	1,382,335

(Decrease) increase in cash flows	(955,753)	20,547	886,014	(32,361)

Cash - beginning of period	1,841,767	27,879	-	80,787

Cash - End of period	$ 886,014	$ 48,426	$ 886,014	$ 48,426

The accompanying notes are an integral part of these financial statements.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2005

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

During December 2004, the Company obtained approval from Canada Revenue Agency to change its fiscal year end to December 31. The purpose of the change is to align the year-ends of the Company and its operating Mexican subsidiaries. The change will reduce the cost of financial reporting. The financial statements as at September 30, 2005 are compared to October 31, 2004 due to the difference in the accounting reporting periods in 2004 and 2005.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.  The proceeds of this private placement will be used for working capital and the 2005 exploration and development program at La Guitarra.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Automobile

18%

Computers

30 - 45%

Furniture and fixtures

13 - 20%

Mining equipment

13 - 30%

Straight line:

Building

36 years

Infrastructure and mine development

25 years

Leasehold improvements

5 years

Some mine development is amortized using the units of production method.

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

i) Exploration and Development Expenditures

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

j) Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003, the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Inventory

	September 30, 2005 $	December 31, 2004 $
Concentrate	46,178	46,584
Major Spares	212,915	–
Parts and Supplies	212,316	195,632
	$ 471,409	$ 242,216

5.

Mineral Properties and Investment

	September 30, 2005 $	December 31, 2004 $
Transvaal property	20,000	20,000
Oest, Nevada	23,000	22,858
Mineral properties	$ 43,000	$ 42,858

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds relating to these claims during the period ending September 30, 2005.

On April 19, 2004, the Company entered into an agreement with Getty Copper Inc. ("Getty") to sell the Company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The company was to receive 458,333 shares of Getty valued at $0.60 per share as compensation. During the period ended December 31, 2004 the Company elected to cancel the agreement due to Getty’s failure to deliver the shares. The Company wrote down the Transvaal property value during July 2004 to its market value of $114,583. Since the agreement was cancelled, management recorded the property at its original book value prior the cancelled agreement at $20,000.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. During the period ended September 30, 2005 the Company expended $148 maintaining the Oest Claims.

6.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine located in Mexico. The purchase price of the transaction was US $5,000,000 (CAD $6,996,000) and $370,703 direct costs of acquisition with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. On September 1, 2005 the Company made a payment of $605,000 CAD to satisfy the second anniversary payment obligation.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars.

As at August 1, 2003:

$
Current assets	1,723,000
Property, plant and equipment	6,799,830
Total assets acquired	8,522,830
Total liabilities assumed	(1,156,127)
Net assets acquired	$ 7,366,703

7.

Property, Plant and Equipment

	Cost $	Accumulated amortization & depletion $	September 30, 2005 Net $	December 31, 2004 Net $
Plant and equipment
Automotive	130,544	35,939	94,482	45,658
Buildings	950,434	83,903	866,922	856,135
Computer equipment	41,926	27,903	13,993	16,258
Furniture and fixtures	63,058	21,213	41,805	52,826
Infrastructure and mine development	6,843,699	309,691	6,534,008	4,521,044
Mining equipment	1,450,146	296,762	1,152,800	860,508
Leasehold improvements	44,250	24,224	20,026	27,287
Mine reclamation	186,424	8,700	177,724	179,589
		808,720	8,901,761

Properties in development - Mexico
San Raphael project	2,429,117	-	2,429,117	2,550,240
Surface & underground exploration projects	1,127,407	-	1,127,407	2,007,544
Civil works project	121,559	-	121,559	95,964
		-	3,678,083
	$ 13,388,564	$ 808,720	$ 12,579,844	$ 11,213,053

8.

Related Party Transactions

During the nine month period ended September 30, 2005, the Company paid $244,358 in consulting and management fees to directors and officers (October 2004: $257,843).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.

During the nine month period ended September 30, 2005 directors of the Company exercised 170,624 options at $0.75 each and paid $127,968. Two directors participated in the March 31, 2005 private placement and paid $36,560 for 45,700 units.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due on the anniversary is $580,550 and is recorded as short term loan on the Company’s books.

Total debt	3,483,300
Less current portion	580,550
Long-term debt September 30, 2005	$ 2,902,750

10.

Provision for Asset Retirement Obligation

Opening balance July 31, 2003	$Nil
Balance October 31, 2004	186,424
Accretion expense December 2004	5,963
Accretion expense September 2005	9,306
Ending balance September 30, 2005	$ 201,693

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 25 years is $900,000 (2003 - $Nil), which has been discounted using a discount rate of 6.5%.

11.

Share Capital

a) Share Capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

Common shares

	Number of shares	Consideration
Balance July 31, 2002	4,891,481	$ 3,871,044
Private placement net of issuance costs	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance July 31, 2003	14,558,163	$ 5,744,951

Private placement net of issuance costs	1,933,464	2,585,389
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,659	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,601	$ 10,417,747

Exercise of stock options	230,011	172,508
Issuance of shares for debt	790,427	648,150
Private placement	1,192,000	953,600
Stock compensation expense	-	55,106
Balance December 31, 2004	20,939,039	$ 12,247,111

Private Placement	4,518,625	3,477,626
Options Exercised	261,124	199,044
Stock compensation expense	-	255,240
Balance September 30, 2005	25,718,788	$ 16,179,021

On July 31, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which was exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003, the Company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).

On August 1, 2003, the Company issued 100,000 common shares at $1.02 per share as finders’ fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003, the Company completed a private placement for 575,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005. These warrants expired on November 5, 2005 with 537,667 warrants outstanding.

On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit comprised of one common share and one share purchase warrant which was exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On November 17, 2004 the Company announced a private placement for 250,000 units (subsequently raised to 345,000) at $0.80 per unit for total proceeds of $200,000 ($276,000). Each unit consists of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance. The private placement was completed on December 29, 2004.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.

A summary of the Company's Options at September 30, 2005 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2004	1,466,989	0.93
Exercised	(261,124)	0.76
Granted	1,406,845	0.85
Cancelled	(200,00)	1.03
Balance September 30, 2005	0	$0.91

c) Warrants

A summary of the Company's warrants at September 30, 2005 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance July 31, 2003	700,000	0.90
Granted	1,933,465	1.44
Exercised	(38,333)	1.30
Balance July 31, 2004	2,595,132	1.30
Granted	1,192,000	0.90
Balance December 31, 2005	3,787,132	1.17
Expired	1,293,464	1.45
Granted	4,518,625	0.90
Balance September 30, 2005	7,012,293	$1.00

12.

Basic Earnings (Loss) per Share

The earnings per share figure has been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

	Net profit (loss) $	Weighted average shares	Per share amount $
2003
July 31, 2003	(797,337)	9,664,604	(0.08)
2004
July 31, 2004	(754,356)	17,593,517	(0.04)
Transition Year
December 31, 2004	(247,371)	20,939,041	(0.01)
2005
September 30, 2005	882,464	24,386,464	0.04
Three Months ended
September 30, 2005	220,713	25,604,213	0.01

13.

Financing Arrangements

On April 7, 2005 the Company completed a private placement, in three tranches, of 4,518,625 units at $0.80 each for total gross proceeds of $3,614,900. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to one common share at $0.90 for a period of two years.

14.

Subsequent Events

The Company announced the results of surface diamond drilling at its La Guitarra property on November 28, 2005. The drill program identified further mineralization in the previously identified San Rafael II zone and a new mineralized zone, San Rafael III, along the San Rafael strike trend.

Genco Resources Ltd.

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

November 28, 2005

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the period ended September 30, 2005 and the audited financial statements for the year ended December 31, 2004, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions. There is risk that actual events and results will differ from those projected in this discussion due to Risks and Uncertainties discussed in this MD&A or unforeseen circumstances.

Overview

Prior to the fiscal year ended July 31, 2003, the Company had no producing assets or significant revenues. On August 1, 2003 the Company entered into an agreement with Luismin S.A. de C.V. to purchase La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a producing silver/gold mine located in central Mexico, and all its assets for US $5,000,000 with consideration being an initial payment of US $1,000,000 of Genco Resources Common Shares and payments of US $500,000 payable on the first through eighth anniversaries. All payments are payable in cash or Genco Resources Common Shares at the discretion of the Company. Genco issued 1,380,315 common shares at $1.02 per share as the down payment for the La Guitarra purchase. On September 22, 2004 the Company issued 790,427 common shares to Lusimin for the first annual payment.

On December 10, 2004 the Company announced it would change its year end from July 31 to December 31, effective December 31, 2004. Approval was sought and received for the change from the Canada Revenue Agency and the British Columbia and Alberta Securities Commissions. The reason for this change is to align the year ends of Genco and its operating subsidiaries in Mexico. Management anticipates the move will reduce costs. As a result of the change the Company reported a, one time, five month transition year covering the period August 1, 2004 to December 31, 2004. The interim period ended September 30, 2005 is compared to the interim period ended October 31, 2004, due to the difference in accounting reporting periods in calendar years 2004 and 2005.

Overall Performance

During the nine month period ended September 30, 2005, La Guitarra milled 33,537 tonnes of ore with an average head grade of 682 silver equivalent g/tonne and produced 659,705 silver equivalent ounces, consisting of 294,908 ounces of silver and 5,996 ounces of gold. The average realized price per ounce of silver was US $7.10, and the average realized price per ounce of gold was US $431.85. During the nine month period ended September 30, 2004, La Guitarra milled 30,683 tonnes of ore with an average head grade of 382 silver equivalent g/tonne and produced 376,524 silver equivalent ounces.  Average realized prices for the period ended September 30, 2004 were US $6.46 per ounce of silver and US $400.84 per ounce of gold. Mineral production and revenues increased during the period as a result of higher mineral grades from the new San Rafael zone, improved mineral recoveries and higher prices for silver and gold. During the nine month period, 30% of mine production came from the new San Rafael zone, which continues to deliver grades substantially higher than historical grades at La Guitarra.

At La Guitarra the Company continues to invest in ramp development to access and open ore faces in the San Rafael zone as well as underground diamond drilling to define the ore body. Work continues to expand reserves and develop new areas for mining in order to better utilize the 340 tonne per day capacity of the existing mill. Surface work including a geophysical survey along the La Guitarra and San Rafael trends in the immediate vicinity of the mill has been conducted and several new drill targets have been identified. Surface diamond drilling to test the previously identified San Rafael II zone was completed in September and additional high grade mineralization was identified in the zone. Surface drilling was also conducted to test the continuation of mineralization along the San Rafael trend and a new discovery, San Rafael III, was identified approximately 490 meters southeast of the San Rafael zone. Additional underground diamond drilling equipment has been purchased in order to accelerate planned programs to test targets in the La Guitarra and San Rafael mines as well as new targets identified using geophysics and surface mapping. Currently work is underway to expand production in the San Rafael zone and to ramp into the San Rafael II zone to permit further exploration from underground to define the extent of mineralization in the zone prior to production.

During fiscal 2005 the Company expects that La Guitarra will require continued investment in infrastructure, development and exploration in order to achieve the goal of sustainable production increases. The Company is unable to predict the exact amount of funding which will be required or the exact time period for which further funding will be required due to the volatility of commodity prices and exchange rates, and uncertainty over the success of future exploration. In addition, the Company faces uncertainties and variables common to resource companies operating in foreign jurisdictions.

Through its wholly owned, subsidiary Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, the Oest Property. During the period ended September 30, 2005, the company expended $148 related to these claims. The Company currently does not have any plans to explore or develop the Oest Property, but will maintain the claims in good standing for future exploration or development.

The Company maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. During the period ended September, 2005, the Company had no expenditures related to these claims. At this time the Company has no plans to develop the Transvaal Property, but will maintain the claims in good standing for future exploration.

As of August 1, 2002, the Company adopted the standard CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value method at the date of grant. The Company uses the Black- Scholes Model to estimate fair value. The Company records options as an expense over the life of the option. During the period ended September 30, 2005, the Company recorded a stock-based compensation expense of $255,240 (October 31, 2004; $239,376).

Results for the nine month period ended September 30, 2005

For the period the Company recorded sales of $5,832,304 (October 31, 2004; $2,991,965), cost of sales of $3,449,484 (October 31, 2004; $2,674,063) and gross income from operations of $2,382,820 (October 31, 2004; $317,902). The Company had net income of $882,464 or $0.04 per share a significant improvement over the loss recorded in the period ended October 31, 2004 (($988,582); ($0.05)). Revenues and gross income increased during the period as a result of improved ore grades, improved metal recovery and higher metals prices. Company Management anticipates higher average ore grades in 2005 than in 2004.

Total assets totalled $15,815,037, an increase of $3,271,566 over the year ended December 31, 2004. The asset growth reflects the proceeds from a private placement completed on April 7, 2005. During the period current assets increased to $3,186,813 (December 31, 2004; $1,282,133) the net working capital increased to $1,535,016 (December 31, 2004; ($1,218,527)). Current liabilities decreased $848,863 from December 31, 2004 to $1,651,797, while long term liabilities decreased $693,944 to $3,104,443.

During the period ended September 30, 2005, cash flows used in investing activities were $1,755,407 with the funds coming from operations, cash and financing activities. These funds were invested in continued development at La Guitarra, equipment purchases and exploration.

Summary of Quarterly Results

The following table summarizes selected financial information for the company for each of the last eight completed fiscal quarters.

	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004*
	$	$	$	$

Total revenue	1,957,094	2,046,217	1,828,993	661,975
Operating profit	716,827	887,846	778,147	276,679
General & Administration	(631,614)	(633,558)	(416,847)	(340,089)
Gain (loss) before extraordinary items	85,213	254,288	361,300	(63,410)
Basic gain (loss) per-share	0.01	0.01	0.02	(0.00)
Fully diluted (loss) per-share	0.01	0.01	0.01	(0.00)
Extraordinary items	135,500	25,679	20,848	(117,662)
Net gain (loss)	–	279,967	381,784	(181,072)
Net gain (loss) per-share	0.01	0.01	0.02	(0.01)
Net gain (loss) per-share fully diluted	0.01	0.01	0.01	(0.01)

Total Assets	12,579,844	15,875,143	15,715,337	12,543,371
Total long-term liabilities	3,104,443	3,801,541	3,801,965	3,798,387

	October 31,	July 31,	April 30,	January 31,
	2004	2004	2004	2004
	$	$	$	$

Total revenue	1,258,223	536,928	1,196,814	1,111,664
Operating profit	311,492	(231,479)	237,889	388,858
General & Administration	(351,848)	(413,696)	(397,397)	(240,939)
Gain (Loss) before
extraordinary items	(40,686)	(645,175)	(159,508	147,919
Basic gain (loss) per-share	(0.00)	(0.04)	(0.01)	0.01
Fully diluted (loss) per-share	(0.00)	(0.04)	(0.01)	0.01
Extraordinary items	(31,906)	(366,637)	255,000	–
Net gain (loss)	(72,262)	(1,011,812)	95,492	147,919
Net gain (loss) per-share	(0.00)	(0.06)	0.00	0.01
Net gain (loss) per-share
fully diluted	(0.00)	(0.06)	0.00	0.01

Total Assets	12,082,008	11,996,205	11,679,750	10,124,575
Total long-term liabilities	4,229,919	4,874,419	4,615,100	4,615,100

*The Quarter ended December 31, 2004 represents a 2 month period as part of the transition year required to change the financial year end from July 31 to December 31.

Revenues represent the recognition of revenues from operations at La Guitarra, and are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses, smelting and refining costs and any royalty or lease payments associated with mining concessions. General and administration costs include all costs incurred directly by Genco, costs associated with the administration of La Guitarra and Rule Nevada, and all amortization and depletion charges. General and administration expenses for the three month period ended September 30, 2005 were $631,614 (October 31, 2004; $351,848). Since the fiscal year ending July 31, 2003, Company administrative expenses have increased due to the pursuit of business opportunities, financings, the administration of La Guitarra and increased amortization charges.

The Company elects to expense stock options over the life of the option. Stock option expenses are recorded as extraordinary items.

Liquidity and Capital Resources

On September 30, 2005 the Company had cash reserves of $886,014, net working capital of $1,535,016 (December 31, 2004: ($1,218,527)), an increase of $2,753,543 from the start of period.

At this time the Company does not know of any demands, commitments, or events in the foreseeable future which will materially affect its liquidity. As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support planned exploration and development work, the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the period ended September 30, 2005, consulting and management fees paid to directors and officers of the Company amounted to $244,358 (October 31, 2004; $257,843).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant shareholder and creditor of the company.

During the period ended September 30, 2005, directors of the Company exercised 170,624 options at $0.75 each and paid $127,968. Two directors participated in the private placement which was completed on April 7, 2005 and paid $36,560 for 45,700 units.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements, the Company uses Canadian Generally Accepted Accounting Principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

Disclosure of Outstanding Share Data

The Company has 100,000,000 shares of common stock authorized and on September 30, 2005 there were 25,718,788 shares outstanding. The company also had 2,412,710 options and 7,012,293 warrants outstanding, each exercisable into one common share.

Risks and Uncertainties

Genco derives all its revenues from the sale of silver and gold. Company revenues are dependant on the realized price for silver and gold, which are beyond the Company’s control, and can fluctuate widely, often over short time periods. Fluctuating metals prices affect not only revenues, but can also affect project planning and budgeting as well as the viability of resource projects.

The Company is also exposed to currency risk. The Company reports in Canadian dollars, but most of its costs are incurred in Mexican pesos or US dollars, and all sales are in US dollars. The Company may experience gains or losses due to fluctuations in exchange rates, which are beyond its control.

Due to the nature of the Company’s business and the location of its main asset, the Company is exposed to political and country risk. Potential risks include, but are not limited to, changing regulations, increases or changes in royalty or tax structures, expropriation or nationalization, changes in import and export regulations, terrorism, corruption, and currency controls.

The Company also faces environmental risk. Mining is subject to extensive environmental laws and regulations, which often change over time. While the Company strives to maintain its operations in compliance with all applicable laws, there are no assurances that the Company is in compliance with all laws and regulations or that new laws or regulations will not be introduced, which the Company may not be in compliance with or that complying with new laws or regulations will not have a negative impact on the Company’s financial condition. The Company currently makes provisions for reclamation, but there are no assurances that these provisions will be sufficient to cover future obligations.

Other risk factors facing the Company include those risk factors common to the mining industry, such as the ability to economically develop new mineral reserves and resources, and those risk factors facing small resource companies, such as the ability to attain capital for exploration and development at terms acceptable to the Company.

Outlook

The Company continues to focus on growth through the development of La Guitarra and through acquisition. Management is confident that current strong demand for silver and gold will continue in the short to medium term and precious metals prices will continue to reflect this. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and Mexican Peso will provide protection from rising real costs.

At La Guitarra, the Company plans to continue to increase production in the San Rafael zone while maintaining production at or near current levels in the La Guitarra mine. Current plans are to increase total production from 140 tonnes per day to between 180 and 210 tonnes per day as development in the San Rafael zone advances. The Company plans to continue investing in exploration and development at La Guitarra with the objective of fully utilizing the existing mill capacity of 340 tonnes per day.

The Company is encouraged by improved grades at La Guitarra and believes that continued development of the San Rafael and San Rafael II zones, combined with the continued exploration and development of promising new areas, such as the recent San Rafael III discovery, will lead to higher production volumes, strong grades, reduced costs and increased cash flow and profitability. Investment in La Guitarra should create a platform for growth through further development of existing assets and through potential acquisition.

Form 52-109F2 – Certification of Interim Filings during Transition Period

I, Robert Gardner, CEO of Genco Resources Ltd., certify that:

1.

 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 28, 2005

“Robert Gardner”

__________________________

Robert Gardner, CEO

Form 52-109F2 – Certification of Interim Filings during Transition Period

I, Wayne Moorhouse, CFO of Genco Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 28, 2005

“Wayne Moorhouse”

__________________________

Wayne Moorhouse, CFO